UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL WARNS ABOUT MECHEL SERVICE NAME FRAUDULENTLY USED
Moscow, Russia – March 25, 2010 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel company, warns about fraud operations possible through third parties’ illegally acting on behalf of its Mechel Service OOO sales subsidiary with no authorization for that.
Third party’s sale of steel products based on fake documents using Mechel
Service’ name was prevented on March 22, 2010. Fraudsters who presented themselves as official representatives of the company attempted to make a fake contract to deliver rolled products. The contract’s total value was over than 13 million rubles (approximately US$440,000*). They offered steel products at lower prices and on the terms of 100% prepayment. The fraudsters used fake letters of attorney and agency agreement to make the fake delivery contract where they specified their bank details in ProBank Moscow branch and effective post address of Mechel Service’ headquarters. Mechel’s corporate security service together with law-enforcement authorities are currently taking measures to bring the fraudsters to justice.
The events of fraud have not been unusual in the recent past. Mechel Service is one of the largest sales and service companies in the Russian steel market with a wide regional sales network. Mechel Service is well-known as a reliable partner and supplier and this fact attracts fraudsters attempting to deceive customers and enjoy the illegal benefit through application of the name and unique logos of the company as well as Mechel registered trademark to fake specifications and contracts.
Mechel Service asks its customers to be careful when making contracts for rolled products supplies and pays much attention to all events of fraud. We recommend performing a thorough examination of key details, such as a taxpayer’s identification number, principal state registration number and registered address, and validity of representatives’ authorities to prevent fraud operations. Mechel Service’ contact details are available on the Sales page of
Mechel’s website. The details may also be received by phone at Mechel’s headquarters and from sales managers of Mechel Service’ corporate branches.
* According to the Russian Central Bank exchange rate of 29,57 RUR/$ as of March
25, 2010.

***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 25, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO